UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C., 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2003

PEACE ARCH ENTERTAINMENT GROUP INC.
(Translation of Registrant’s name into English)

2nd Floor, 150 West 1st Avenue, Vancouver, B.C. V5Y 1A4
(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-

April 8, 2003
FOR IMMEDIATE RELEASE

PEACE ARCH ENTERTAINMENT GROUP ANNOUNCES CURRENT PRODUCTION SLATE

VANCOUVER, BC - Peace Arch Entertainment Group Inc. (“the Company”) (AMEX: “PAE”; TSE:  “PAE.A”, “PAE.B”), today announces that it has commenced production of four feature films and one television series.

The Company’s wholly owned subsidiary, GFT Entertainment Inc., has begun production of four feature films with total budgets aggregating approximately CAD $35 million.  Studio Eight Productions Ltd. of London, which has a long standing relationship with the Company, is the UK co-producer of the films:

•                                          “The Keeper”, a suspense thriller starring Dennis Hopper and Asia Argento and directed by Paul Lynch, commenced principal photography on March 22, 2003 in Victoria, British Columbia.  “The Keeper” is a Canada-UK co-production.  International distribution rights to the film are represented by Peace Arch Films Limited of London, headed by Charles Bloye.  Peace Arch Films Limited is also wholly owned by the Company.

•                                          “Belly of the Beast”, a thriller starring Steven Seagal and directed by Tony Tung Yee Ching, commenced principal photography in Bangkok on March 17, 2003.  “Belly of the Beast” is a UK-Hong Kong-Canada co-production.

•                                          “Avalanche”, a thriller starring Andrew Lee Potts and directed by Mark Roper, commenced principal photography on March 24, 2003 in Bulgaria. “Avalanche” is a Canada-UK-Bulgaria co-production.

•                                          “Earthquake”, a thriller to be directed by Tibor Takacs, commences principal photography on April 7, 2003 in Lithuania. “Earthquake” is a Canada-UK-Lithuania co-production.

The Company also reports that GFT Entertainment Inc. has completed delivery of three feature films. “Crime Spree”, a caper comedy starring Gerard Depardieu and Harvey Keitel and directed by Brad Mirman, was delivered in February, 2003.  “Absolon”, a futuristic thriller starring Christopher Lambert and Lou Diamond Phillips was also delivered in February, 2003.  “Partners in Action”, an action thriller starring Armand Assante and directed by Sidney J. Furie was delivered in January, 2003.

The Company’s wholly owned subsidiary, The Eyes Multimedia Productions Inc., began production of its television series, “Campus Vets” in Saskatchewan in February, 2003. “Campus Vets”, which has been ordered by Life Network, takes an intimate look at the struggles and accomplishments of a group of young veterinary students.  The Company holds worldwide rights to this series.

Peace Arch Entertainment Group Inc. also announced that it has settled an action in which Peace Arch Entertainment Group Inc. was named as a third party defendant.  The lawsuit, which was between Plaintiff, Rena Mero and Defendant, Western International Syndication, was settled for a nominal amount.

Peace Arch Entertainment Group Inc. creates, develops, finances, produces and distributes proprietary film and television programming for worldwide markets and has offices in Vancouver, British Columbia, Toronto, Ontario and London, UK.  Additional information can be found on the Company’s website at www.peacearch.com.

This press release includes statements that may constitute forward-looking statements, usually containing the words  “believe”, “estimate”, “project”, “expect”, or similar expressions. These statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements inherently involve risks and uncertainties that could cause actual results to differ materially from the forward-looking statements. Factors that would cause or contribute to such differences include, but are not limited to, continued acceptance of the Company’s products and services in the marketplace, competitive factors, dependence upon third-party vendors, availability of capital and other risks detailed in the Company’s periodic report filings with the Securities and Exchange Commission. By making these forward-looking statements, the Company undertakes no obligation to update these statements for revisions or changes after the date of this release.

For inquires, please contact:	Tasha Pearson

Tel: (604) 681-9308

	Peace Arch Entertainment Group Inc.	tpearson@peacearch.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Peace Arch Entertainment Group Inc.
(Registrant)

Date	April 8, 2003	By	/s/ “Juliet Jones”
(Signature)*
Juliet Jones, Principal Financial Officer
*Print the name and title under the signature of the signing officer.

GENERAL INSTRUCTIONS

A.                                    Rule as to Use of Form 6-K,

This form shall be used by foreign private issuers which are required to furnish reports pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934.

B.                                    Information and Document required to be Furnished,

Subject to General Instruction D herein, an issuer furnishing a report on this form shall furnish whatever information, not required to be furnished on Form 40-F or previously furnished, such issuer (I) makes or is required to make public pursuant to the law of the jurisdiction of its domicile or in which it is incorporated or organized, or (ii) files or is required to file with a stock exchange on which its securities are traded and which was ;made public by that exchange, or (iii) distributes or is required to distribute to its security holders.

The information required to be furnished pursuant to (I), (ii) or (iii) above is that which is material with respect to the issuer and its subsidiaries concerning: changes in business; changes in management or control; acquisitions or dispositions of assets; bankruptcy or receivership; changes in registrant’s certifying accountants; the financial condition and results of operations; material legal proceedings; changes in securities or in the security for registered securities; defaults upon senior securities; material increases or decreases in the amount outstanding of securities or indebtedness; the results of the submission of matters to a vote of security holders; transactions with directors, officers or principal security holders; the granting of options or payment of other compensation to directors or officers; and any other information which the registrant deems of material importance to security holders.

This report is required to be furnished promptly after the material contained in the report is made public as described above.  The information and documents furnished in this report shall not be deemed to be “filed” for the purpose of Section 18 of the Act or otherwise subject to the liabilities of that section.

If a report furnished on this form incorporates by reference any information not previously filed with the Commission, such information must be attached as an exhibit and furnished with the form.

C.                                    Preparation and Filing of Report

This report shall consist of a cover page, the document or report furnished by the issuer, and a signature page.  Eight complete copies of each report on this form shall be deposited with the Commission.  At least one complete copy shall be filed with each United States stock exchange on which any security of the registrant is listed and registered under Section 12(b) of the Act.  At least one of the copies deposited with the Commission and one filed with each such exchange shall be manually signed.  Unsigned copies shall be conformed.

D.                                    Translations of Papers and Documents into English

Reference is made to Rule 12b-12(d) [17 CFR 240.12b-12(d)].  Information required to be furnished pursuant to General Instruction B in the form of press releases and all communications or materials distributed directly to security holders of each class of securities to which any reporting obligation under Section 13(a) or 15(d) of the Act relates shall be in the English language.  English versions or adequate summaries in the English language of such materials may be furnished in lieu of original English translations.

Notwithstanding General Instruction B, no other documents or reports, including prospectuses or offering circulars relating to entirely foreign offerings, need be furnished unless the issuer otherwise has prepared or caused to be prepared English translations, English versions or summaries in English thereof.  If no such English translations, versions or summary have been prepared, it will be sufficient to provide a brief description in English of any such documents or reports.  In no event are copies of original language documents or reports required to be furnished.